Exhibit 99.1

National Energy Services Reunited Corp. Reports Fourth Quarter Financial Results

●	Revenue for the quarter ended December 31, 2024, was $343.7 million, growing 11.8% year-over-year and 2.2% sequentially
●	Net income for the quarter ended December 31, 2024, was $26.8 million, growing 1,087.0% year-over-year and 30.2% on a sequential quarter basis
●	Adjusted EBITDA (a non-GAAP measure)* for the quarter ended December 31, 2024 was $87.2 million, an increase of 9.8% year-over-year and 9.0% sequentially
●	Diluted Earnings per Share (“EPS”) for the quarter ended December 31, 2024, was $0.28, growing 1,300.0% year-over-year and 27.3% on a sequential quarter basis
●	Net cash provided by operating activities for the year ended December 31, 2024, was $229.3 million, improving 29.6% year-over-year
●	Free cash flow (a non-GAAP measure)* for the year ended December 31, 2024, was $124.2 million, improving 14.2% year-over-year

HOUSTON, March 12, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results as of and for the three- and twelve-month periods ended December 31, 2024. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	December 31, 2024	September 30, 2024	December 31, 2023	Sequential	Year-over-year

Revenue	$343,682	$336,205	$307,520	2.2%	11.8%
Net income	26,837	20,618	2,261	30.2%	1,087.0%
Adjusted net income (non-GAAP)*	28,140	28,912	23,897	(2.7)%	17.8%
Adjusted EBITDA (non-GAAP)*	87,219	80,035	79,457	9.0%	9.8%
Diluted EPS	0.28	0.22	0.02	27.3%	1,300.0%
Adjusted Diluted EPS (non-GAAP)*	0.30	0.31	0.25	(3.2)%	20.0%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Consolidated Balance Sheets, Statements of Operations, and Statements of Cash Flows are derived from the financial statements that will be presented in our Annual Report on Form 20-F for the year ended December 31, 2024.

Stefan Angeli, Chief Financial Officer, commented, “Despite changing market conditions and geopolitical challenges, NESR again delivered record results for the fourth quarter of 2024, today reporting revenue of $343.7 million, which was up 11.8% year-over-year and 2.2% sequentially. We also delivered record adjusted EBITDA for a three-month reporting period, posting $87.2 million in the fourth quarter of 2024 with margins of 25.4%, an improvement of 157 basis points from the third quarter of 2024. Revenue for the full year 2024 increased 13.6% versus 2023, resulting in the Company’s best ever full year Adjusted EBITDA of $310.1 million. Adjusted EBITDA margins for 2024 were 23.8%, which was an improvement of 93 basis points year over year.

Net cash provided by operating activities for the fourth quarter of 2024 was $46.3 million and for the full year 2024, $229.3 million. Free cash flow for the fourth quarter of 2024 was $21.2 million and for the full year 2024 was $124.2 million, driven by record collections on accounts receivable, offset partially by payments to reduce accounts payable to customary operating levels, the net of which was principally used to pay down bank debt. As a result of the record operating financial results and strong cash flow conversion, Net Debt/Adjusted EBITDA remained below our annual goal for a second consecutive quarter, ending the fourth quarter of 2024 at 0.89. Diluted EPS was $0.28 for the fourth quarter of 2024 and our return on capital employed on a trailing twelve-month basis was 11.6%.

The relationships we have with our customers, the ability of our employees to deliver our services, and NESR’s competitive position in the MENA region all contributed to a great 2024. I am thankful to our customers and our NESR team for another great year. While we expect the first half of 2025 to moderately subside on a sequential period basis due to geopolitics, seasonal spending patterns, and the timing of Ramadan, we remain confident in full year 2025 and believe NESR is very well positioned to serve our customers as they capitalize on new sources of demand in oil and gas in addition to renewed priorities such as security of energy supply.”

Sherif Foda, Chairman and Chief Executive Officer, commented, “We are pleased to report another stellar year of growth following a solid 2023. We’ve successfully expanded our geographic footprint with the establishment of additional anchor countries and maintained solid engagement with our clients as the national champion of the region. We are very excited about the recent contract awards in the drilling segment through which we can deploy our ROYA downhole drilling platform and gain share in a high-quality sector of the market that is new to us. We continue to be committed to our decarbonization segment, NEDA, and are on the path to a technological breakthrough in produced water with our largest customer. I am extremely proud of our entire team for successfully managing the business over the past couple of years, in close collaboration with our supportive customers, to achieve the remarkable growth and technology gains embedded in our strong results.”

Net Income and Adjusted Net Income Results

The Company had net income for the fourth quarter of 2024 totaling $26.8 million, an improvement of $24.6 million year-over-year. The change was largely attributable to increased activity in our principal areas and businesses of operations, particularly in Saudi Arabia and Kuwait. Adjusted net income for the fourth quarter of 2024 was $28.1 million and included adjustments totaling $1.3 million (“Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS”), mainly related to costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, impairment charges from an equity method investment, partially offset by the one-time release of an uncertain tax position. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.28 of diluted EPS for the fourth quarter of 2024. Adjusted for the impact of Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the fourth quarter of 2024, was $0.30.

Adjusted EBITDA Results

The Company generated Adjusted EBITDA of $87.2 million during the fourth quarter of 2024, improving 9.8% year-over-year and 9.0% sequentially. Adjusted EBITDA includes adjustments totaling $5.1 million (“Total Charges and Credits impacting Adjusted EBITDA”), which are the components of Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS not related to interest, taxes, and/or depreciation and amortization. As noted above, a complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended December 31, 2024	Quarter ended September 30, 2024	Quarter ended December 31, 2023
Revenue	$343,682	$336,205	$307,520
Adjusted EBITDA	$87,219	$80,035	$79,457

Balance Sheet

Cash and cash equivalents are $108.0 million as of December 31, 2024, compared to $67.8 million as of December 31, 2023.

Free cash flow, a non-GAAP measure, for the twelve months ended December 31, 2024, was $124.2 million, as compared to $108.8 million for the year ended December 31, 2023, due to improved operating results in 2024.

Total debt as of December 31, 2024, is $382.8 million with $128.5 million classified as short-term, as compared to $452.2 million and $120.6 million, respectively, on December 31, 2023. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings and Long-term debt less Cash and cash equivalents, totaled $274.9 million as of December 31, 2024, as compared to $384.4 million as of December 31, 2023. Net Debt has decreased as compared to the prior period primarily due to long-term debt repayments during 2024. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

Conference Call

A conference call is scheduled for 8:00 AM ET on March 12, 2025, to discuss the financial results. Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0890 or the international line at 1-201-389-0918, approximately 10 minutes prior to the start of the call.

A live, listen-only earnings webcast will also be broadcast simultaneously under the “Investors” section of the Company’s website at www.nesr.com. Following the end of the conference call, a replay will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over including the impact of the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: public health crises and other catastrophic events, the level of capital spending by our customers, political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers, our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us, operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance, our ability to successfully integrate acquisitions, competition, including for capital and technological advances, and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company as of and for the three- and twelve-month periods ended December 31, 2024, included in this press release, represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Annual Report on Form 20-F may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s audit procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$107,956	$67,821
Accounts receivable, net	137,265	171,269
Unbilled revenue	111,734	95,997
Service inventories	96,772	98,434
Prepaid assets	10,146	9,238
Retention withholdings	31,072	48,419
Other receivables	38,476	39,778
Other current assets	7,095	10,759
Total current assets	540,516	541,715
Non-current assets
Property, plant and equipment, net	438,146	442,666
Intangible assets, net	65,696	84,304
Goodwill	645,095	645,095
Operating lease right-of-use assets	26,042	31,628
Other assets	58,183	52,332
Total assets	$1,773,678	$1,797,740

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	305,308	351,240
Current installments of long-term debt	68,735	71,744
Short-term borrowings	59,720	48,889
Income taxes payable	7,728	8,421
Other taxes payable	27,482	14,674
Operating lease liabilities	5,449	7,406
Other current liabilities	29,090	31,073
Total current liabilities	503,512	533,447

Long-term debt	254,387	331,565
Deferred tax liabilities	5,632	-
Employee benefit liabilities	31,806	28,935
Non-current operating lease liabilities	20,843	25,145
Other liabilities	49,266	57,154
Total liabilities	865,446	976,246

Commitments and contingencies

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2024 and December 31, 2023, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 96,045,856 and 94,996,397 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	894,293	883,865
Retained income (deficit)	13,870	(62,440)
Accumulated other comprehensive income	69	69
Total equity	908,232	821,494
Total liabilities and equity	$1,773,678	$1,797,740

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the quarter-to-date period ended		For the year-to-date period ended
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Revenues	$343,682	$307,520	$1,301,704	$1,145,915
Cost of services	(284,501)	(263,105)	(1,093,031)	(997,265)
Gross profit	59,181	44,415	208,673	148,650
Selling, general and administrative expenses (excluding Amortization)	(10,905)	(12,158)	(52,195)	(49,173)
Amortization	(4,694)	(4,692)	(18,774)	(18,774)
Operating income	43,582	27,565	137,704	80,703
Interest expense, net	(9,905)	(11,759)	(39,881)	(45,826)
Other income, net	(3,524)	(7,318)	(2,325)	(5,031)
Income before income tax	30,153	8,488	95,498	29,846
Income tax expense	(3,316)	(6,227)	(19,188)	(17,266)
Net income	$26,837	$2,261	$76,310	$12,580

Weighted average shares outstanding:
Basic	95,955,545	94,996,397	95,472,527	94,748,324
Diluted	96,378,194	94,996,397	95,735,924	94,748,324

Earnings per share:
Basic	$0.28	$0.02	$0.80	$0.13
Diluted	$0.28	$0.02	$0.80	$0.13

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Cash flows from operating activities:
Net (loss) / income	$76,310	$12,580	$(36,420)
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation and amortization	142,784	142,230	115,845
Share-based compensation expense	6,032	6,763	9,269
Loss (Gain) on disposal of assets	467	487	(60)
Non-cash interest (income) expense	(1,171)	1,549	8,087
Deferred tax expense / (benefit)	(2,719)	(3,753)	(10,261)
Allowance for (reversal of) doubtful receivables	6,636	410	8,185
Charges on obsolete service inventories	2,294	137	100
Earn-outs on business combinations	-	-	-
Impairments and other charges	5,324	7,917	-
(Gain) on Buyer Stock Adjustment Amount	-	-	(4,236)
Other operating activities, net	327	933	837
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	27,367	(22,971)	(29,252)
(Increase) decrease in unbilled revenue	(15,737)	14,189	(1,704)
(Increase) decrease in retention withholdings	17,347	(14,151)	6,837
(Increase) decrease in inventories	(633)	11,951	(16,756)
(Increase) decrease in prepaid expenses	(909)	(8,901)	6,164
(Increase) decrease in other current assets	4,967	2,817	(13,711)
(Increase) decrease in other long-term assets and liabilities	(6,959)	16,259	6,075
Increase (decrease) in accounts payable and accrued expenses	(38,517)	(3,365)	33,651
Increase (decrease) in other current liabilities	6,119	11,878	9,926
Net cash provided by operating activities	229,329	176,959	92,576

Cash flows from investing activities:
Capital expenditures	(105,105)	(68,190)	(122,415)
IPM investments	-	(16,031)	(17,367)
Proceeds from disposal of assets	3,058	1,758	626
Acquisition of business, net of cash acquired	-	-	-
Other investing activities	(9,087)	(1,000)	(7,552)
Net cash used in investing activities	(111,134)	(83,463)	(146,708)

Cash flows from financing activities:
Proceeds from long-term debt	4,063	11,300	3,194
Repayments of long-term debt	(85,806)	(54,763)	(78,755)
Proceeds from short-term borrowings	83,434	94,506	139,482
Repayments of short-term borrowings	(72,614)	(137,402)	(119,165)
Payments on capital leases	(3,193)	(2,403)	(3,108)
Payments on seller-provided financing for capital expenditures	(3,781)	(15,569)	(14,443)
Other financing activities, net	(163)	(197)	-
Net cash provided by (used in) financing activities	(78,060)	(104,528)	(72,795)

Effect of exchange rate changes on cash	-	-	8
Net increase (decrease) in cash	40,135	(11,032)	(126,919)
Cash and cash equivalents, beginning of period	67,821	78,853	205,772
Cash and cash equivalents, end of period	$107,956	$67,821	$78,853

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended		Quarter ended		Quarter ended
	December 31, 2024		September 30, 2024		December 31, 2023
	Net	Diluted	Net	Diluted	Net	Diluted
	Income	EPS	Income	EPS	Income	EPS

Net Income	$26,837	$0.28	$20,618	$0.22	$2,261	$0.02
Add/(Subtract): Charges and Credits impacting Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS:
Costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation	1,480	0.02	1,305	0.01	8,575	0.09
Impairments	3,741	0.04	1,583	0.02	6,991	0.07
Current expected credit loss provisions	486	0.01	652	0.01	-	-
Litigation provisions	340	-	-	-	2,500	0.03
Restructuring projects	-	-	4,188	0.04	-	-
Other write-offs (recoveries) and provisions (release of provisions)	(958)	(0.01)	566	0.01	3,570	0.04
Total Charges and Credits impacting Adjusted EBITDA (1)	5,089	0.06	8,294	0.09	21,636	0.23
Add/(Subtract): Charges and Credits impacting only Adjusted Net Income and Adjusted Diluted EPS:
Release of uncertain tax position	(3,786)	(0.04)	-	-	-	-
Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS (2)	1,303	0.02	8,294	0.09	21,636	0.23
Total Adjusted Net Income and Adjusted Diluted EPS	$28,140	$0.30	$28,912	$0.31	$23,897	$0.25

(1)	In the quarter ended December 31, 2024, Total Charges and Credits impacting Adjusted EBITDA included $1.5 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $3.7 million of Impairments primarily related to equity method investments, $0.5 million of Current expected credit loss provisions, $0.3 million of Litigation provisions, $(1.0) million of Other write-offs (recoveries) and provisions (release of provisions). In the quarter ended September 30, 2024, Total Charges and Credits impacting Adjusted EBITDA included $1.3 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $1.6 million of Impairments of Integrated Production Management assets, $0.7 million of Current expected credit loss provisions, $4.2 million for Restructuring projects, and $0.6 million of Other write-offs (recoveries) and provisions (release of provisions). In the quarter ended December 31, 2023, Total Charges and Credits impacting Adjusted EBITDA included $8.6 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $7.0 million of Impairments primarily related to equity method investments, $2.5 million of Litigation provisions for non-employee matters, and $3.6 million of Other write-offs (recoveries) and provisions (release of provisions).
(2)	Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS for the quarter ended December 31, 2024, was $1.3 million inclusive of Total Charges and Credits impacting Adjusted EBITDA of $5.1 million, less $(3.8) related to the release of an uncertain tax position.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended December 31, 2024	Quarter ended September 30, 2024	Quarter ended December 31, 2023

Net Income	$26,837	$20,618	$2,261
Add:
Income Taxes	3,316	5,291	6,227
Interest Expense, net	9,905	9,933	11,759
Depreciation and Amortization	42,072	35,899	37,574
Total Charges and Credits impacting Adjusted EBITDA (3)	5,089	8,294	21,636
Total Adjusted EBITDA	$87,219	$80,035	$79,457

(3)	Total Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Year ended December 31, 2024	Year ended December 31, 2023

Net cash provided by operating activities	$229,329	$176,959
Less:
Capital expenditures	(105,105)	(68,190)
Free cash flow	$124,224	$108,769

	Quarter ended	Quarter ended	Quarter ended	Quarter ended	Year ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024
Net cash provided by operating activities	$46,260	$70,788	$42,661	$69,620	$229,329
Less:
Capital expenditures	(25,052)	(27,355)	(14,290)	(38,408)	(105,105)
Free cash flow	$21,208	$43,433	$28,371	$31,212	$124,224

Table 4 - Reconciliation to Net Debt

	As of December 31, 2024	As of September 30, 2024	As of December 31, 2023

Current installments of long-term debt	$68,735	$70,546	$71,744
Short-term borrowings	59,720	54,587	48,889
Long-term debt	254,387	284,183	331,565
Less:
Cash and cash equivalents	(107,956)	(118,169)	(67,821)
Net Debt	$274,886	$291,147	$384,377

For inquiries regarding NESR, please contact:

Stefan Angeli or Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com